Partial Cancellation of Stock Options Granted in 2006 and 2007

On February 14, 2008, Shinhan Financial Group (the “Group”) decided to cancel 423,100 shares of stock options granted in 2006 and 2007 through the resolution of its Board of Directors. Under Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, Shinhan Financial Group can cancel previously granted stock options upon BOD approval if grantees choose to retire/leave the Group or cause the Group material damage either intentionally or by accident. Following the cancellation, the total number of stock options outstanding decreased to 7,856,026 shares as of February 14, 2008.

The followings are the details of the cancelled stock options:

<Cancellation of stock options>

	Relations	Granted in	Granted in
Grantee	to the Group	2006	2007	Total
Total 162 : 161 Shinhan Bank employees and 1 Good Morning Shinhan Securities	Employees of
employee	subsidiaries	307,100 shares	116,000 shares	423,100 shares